Exhibit 99.1

Centerra Gold Inc.

Condensed Consolidated Interim Financial Statements

For the Quarter Ended March 31, 2021 and 2020

(Unaudited)

(Expressed in thousands of United States Dollars)

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Financial Position		March 31,	December 31,
(Unaudited)		2021	2020
(Expressed in thousands of United States Dollars)

Assets	Notes
Current assets
Cash and cash equivalents		$823,233	$545,180
Amounts receivable		106,380	66,108
Inventories	5	541,954	580,587
Assets held-for-sale	4	-	140,005
Other current assets	6	44,187	40,961
		1,515,754	1,372,841
Property, plant and equipment	7	1,724,215	1,686,067
Reclamation deposits		53,056	47,083
Other assets	8	35,042	30,018
		1,812,313	1,763,168
Total assets		$3,328,067	$3,136,009

Liabilities and Shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	9	$246,080	$232,704
Revenue-based tax payable		15,006	5,073
Income tax payable		6,760	2,474
Liabilities held-for-sale	4	-	2,255
Other current liabilities	6	28,466	15,322
		296,312	257,828

Deferred income tax liability		52,263	39,473
Provision for reclamation	10	337,656	351,149
Other liabilities	8	17,805	21,541
		407,724	412,163
Shareholders' equity
Share capital		980,193	975,122
Contributed surplus		29,530	30,601
Accumulated other comprehensive income		9,953	11,600
Retained earnings		1,604,355	1,448,695
		2,624,031	2,466,018
Total liabilities and Shareholders' equity		$3,328,067	$3,136,009
Commitments and contingencies (note 18)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

2

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Earnings and Comprehensive Income		Three months ended March 31,
(Unaudited)		2021	2020

(Expressed in thousands of United States Dollars)
(except per share amounts)
	Notes
Revenue	11	$401,853	$378,791

Cost of sales
Production costs	12	169,718	169,380
Depreciation, depletion and amortization		72,855	73,022
Standby costs	13	-	6,764
Earnings from mine operations		159,280	129,625

Revenue-based taxes		24,587	35,105
Exploration and development costs		9,314	9,503
Corporate administration		4,947	3,446
Care and maintenance expense		6,432	6,788
Reclamation (recovery) expense	10	(10,867)	26,440
Other operating expenses	14	5,848	14,299
Earnings from operations		119,019	34,044

Gain on sale of Greenstone Partnership	4	(72,274)	-
Other expenses		2,501	7,570
Finance costs		1,765	3,601
Earnings before income tax		187,027	22,873
Income tax expense	15	19,600	2,865
Net earnings		$167,427	$20,008

Other Comprehensive Income
Items that may be subsequently reclassified to earnings:
Net gain (loss) on translation of foreign operation		$31	$(2,956)
Net loss on derivative instruments	20	(1,678)	(7,307)
Other comprehensive income (loss) ("OCI")		(1,647)	(10,263)
Total comprehensive income		$165,780	$9,745

Basic earnings per share	16	$0.57	$0.07
Diluted earnings per share	16	$0.55	$0.06

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

3

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Cash Flows		Three months ended March 31,
(Unaudited)		2021	2020
(Expressed in thousands of United States Dollars)

Operating activities	Notes
Earnings from operations		$167,427	$20,008

Adjustments for the following items:
Depreciation, depletion and amortization		74,344	74,730
Reclamation (recovery) expense		(10,867)	26,440
Share-based compensation expense		(3,116)	(3,239)
Finance costs		1,765	3,601
Gain on sale of Greenstone Partnership	4	(72,274)	-
Settlement of derivatives		5,245	159
Inventory impairment		-	7,488
Income tax expense		19,600	2,865
Income taxes (refunded) paid		(1,027)	10,864
Other		2,354	381
Cash provided by operations before changes in working capital		183,451	143,297
Changes in working capital	17	(30,303)	(22,142)
Cash provided by operations		153,148	121,155
Investing activities
Property, plant and equipment additions		(81,070)	(44,134)
Proceeds from sale of Greenstone Partnership	4	210,291	-
Decrease in restricted cash		1,619	25,841
Increase in other assets		(5,368)	(7,218)
Cash provided by (used in) investing		125,472	(25,511)

Financing activities
Debt drawdown		-	136,000
Debt repayment		-	(77,472)
Payment of borrowing costs		(691)	(2,065)
Lease payments		(2,383)	(1,737)
Proceeds from common shares issued		2,507	758
Cash (used in) provided by financing		(567)	55,484
Increase in cash during the period		278,053	151,128
Cash at beginning of the period		545,180	42,717
Cash at end of the period		$823,233	$193,845

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

4

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited)
(Expressed in thousands of United States Dollars, except share information)

				Accumulated
	Number of	Share		Other
	Common	Capital	Contributed	Comprehensive	Retained
	Shares	Amount	Surplus	(Loss) Income	Earnings	Total
Balance at January 1, 2020	293,690,456	$960,404	$26,278	$(752)	$1,079,914	$2,065,844
Net loss		-	-	-	20,008	20,008
Other comprehensive loss		-	-	(10,263)	-	(10,263)
Transactions with shareholders:
Share-based compensation expense		-	448	-	-	448
Issued on exercise of stock options	83,709	626	(193)	-	-	433
Issued under the employee share purchase plan	34,470	59	-	-	-	59
Issued on redemption of restricted share units	7,616	265	-	-	-	265
Dividend declared and paid	-	-	-	-	(8,307)	(8,307)
Balance at March 31, 2020	293,816,251	$961,354	$26,533	$(11,015)	$1,091,615	$2,068,487

Balance at January 1, 2021	295,827,906	$975,122	$30,601	$11,600	$1,448,695	$2,466,018
Net earnings		-	-	-	167,427	167,427
Other comprehensive loss		-	-	(1,647)	-	(1,647)
Transactions with shareholders:
Share-based compensation expense		-	1,158	-	-	1,158
Issued on exercise of stock options	469,508	3,422	(910)	-	-	2,512
Issued under the employee share purchase plan	28,257	326	-	-	-	326
Issued on redemption of restricted share units	185,879	1,323	(1,319)	-	-	4
Dividend declared	-	-	-	-	(11,767)	(11,767)
Balance at March 31, 2021	296,511,550	$980,193	$29,530	$9,953	$1,604,355	$2,624,031

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

5

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

1. Nature of operations

Centerra Gold Inc. (“Centerra” or the “Company”) was incorporated under the Canada Business Corporations Act on November 7, 2002. Centerra’s common shares are listed on the Toronto Stock Exchange and trade under the symbol “CG”. Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1500, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Asia and other markets worldwide.

Centerra’s common shares began trading on the New York Stock Exchange (NYSE) under the symbol “CGAU” on Thursday, April 15, 2021.

2. Basis of presentation

These condensed consolidated interim financial statements (“interim financial statements”) of the Company and its subsidiaries have been prepared in accordance with International Accounting Standard 34 (“IAS 34”), Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These interim financial statements do not contain all of the required annual disclosures and should be read in conjunction with the Company’s December 31, 2020 annual consolidated financial statements.

These financial statements were authorized for issuance by the Board of Directors of the Company on May 10, 2021.

3. Accounting policies

These interim financial statements have been prepared using accounting policies consistent with those used in the Company’s annual consolidated financial statements as at and for the year ended December 31, 2020. New standards and amendments issued but not yet effective or adopted are described below.

IAS 16, Property, Plant and Equipment

In May 2020, the IASB issued an amendment to IAS 16, Property, Plant and Equipment, to prohibit the crediting to property, plant and equipment of amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted.

6

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The Company expects to adopt the revision to IAS 16 when it becomes effective on January 1, 2022. The Company has determined that the adoption of this standard for the year ended December 31, 2022 would have no impact on its historical accounting.

IAS 1, Presentation of Financial Statements

In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements,

to clarify one of the requirements under the standard for classifying a liability as non-current in nature. The amendment includes:

-	Specifying that an entity’s right to defer settlement must exist at the end of the reporting period;
-	Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;
-	Clarifying how lending conditions affect classification; and
-	Clarifying if the settlement of a lability refers to the transfer of cash, equity instruments, other assets or services.

The Company will perform an assessment of the amendment on its financial statements prior to the effective date of January 1, 2023.

4. Divestitures

When sales transactions give rise to potential variable consideration, the variable consideration is recognized to the extent it can be reliably estimated and it is highly probable that a significant reversal of the amount will not occur in the future.

The Company computes the transaction price to a given sales transaction using one of the following methods:

-	The expected value method: identifies a range of possible consideration amounts, weights the possible consideration amounts by their respective probabilities, and then sums probability-weighted amounts to generate the expected value of consideration to be received from the customer.
-	The most likely value method: the amount determined most likely to be received.

Disposition of the Greenstone Partnership

On January 19, 2021, the Company completed the sale of its 50% interest in the Greenstone Partnership to an affiliate of the Orion Mine Finance Group. As a result of the closing of this transaction, the Company received cash consideration of $210 million, and recognized a gain of $72 million in the first quarter of 2021. The Company is entitled to receive further contingent payments of up to $75 million (assuming a gold price of $1,500) based on the successful construction and operation of the mine, which will be recorded upon achieving the applicable milestones.

7

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The following table summarizes the net assets disposed of:

January 19, 2021
Cash and cash equivalents	$188
Amounts receivable	175
Property, plant and equipment	139,642
Assets disposed of	$140,005
Accounts payable and accrued liabilities	$(2,125)
Lease obligations	(130)
Liabilities disposed of	$(2,255)
Net assets disposed of	$137,750

5. Inventories

	March 31,	December 31,
	2021	2020
Stockpiles of ore (a)	$226,176	$239,219
Gold in-circuit	11,038	28,906
Gold doré	6,107	15,497
Copper and gold concentrate	18,856	32,201
Molybdenum inventory	61,376	57,238
Total product inventories	323,553	373,061
Supplies (net of provision) (b)	218,401	207,526
Total inventories	$541,954	$580,587
(a)	Includes ore in stockpiles not scheduled for processing within the next 12 months, but available on-demand of $125.9 million (December 31, 2020 - $119.2 million).
(b)	Net of a provision for supplies inventory obsolescence of $30.2 million (December 31, 2020 - $29.2 million).

8

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

6. Other current assets and other current liabilities

	March 31,	December 31,
	2021	2020
Other current assets
Short-term derivative assets (note 20)	$24,587	$20,158
Prepaid insurance expenses	6,816	8,932
Deposits for consumable supplies	9,570	7,976
Marketable securities	2,361	3,485
Other	853	410
Total other current assets	$44,187	$40,961

Other current liabilities
Current portion of lease obligations	$4,884	$4,575
Short-term derivative liabilities (note 20)	22,419	9,537
Current portion of provision for reclamation (note 10)	1,095	1,095
Other	68	115
Total other current liabilities	$28,466	$15,322

7. Property, plant and equipment

The following is a summary of the carrying value of property, plant and equipment (“PP&E”):

	Buildings,		Capitalized	Construction
	Plant and	Mineral	Stripping	in
	Equipment (a)	Properties	Costs	Progress (b)	Total
Cost
January 1, 2020	$1,740,855	$627,075	$583,498	$274,546	$3,225,974
Additions	7,866	37,365	200,498	150,544	396,273
Disposal	(6,911)	-	-	-	(6,911)
Reclamation revaluation	-	1,999	-	-	1,999
Foreign currency translation	-	831	-	-	831
Transfers	299,232	23,058	-	(322,290)	-
Reclassified to assets held-for-sale (note 4)	(625)	(139,436)	-	-	(140,061)
Balance January 1, 2021	$2,040,417	$550,892	$783,996	$102,800	$3,478,105
Additions	2,147	-	41,609	40,967	84,723
Disposal	(2,959)	-	-	-	(2,959)
Reclamation revaluation	-	(3,483)	-	-	(3,483)
Transfers	30,258	152	-	(30,410)	-
Balance March 31, 2021	$2,069,863	$547,561	$825,605	$113,357	$3,556,386

9

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

	Buildings,		Capitalized	Construction
	Plant and	Mineral	Stripping	in
	Equipment (a)	Properties	Costs	Progress (b)	Total
Accumulated depreciation and other charges
January 1, 2020	$997,901	$166,269	$392,288	$-	$1,556,458
Charge for the year	156,015	24,045	52,853	-	232,913
Disposals	(4,303)	-	-	-	(4,303)
Impairment	-	7,389	-	-	7,389
Reclassified to assets held- for-sale (note 4)	(419)	-	-	-	(419)
Balance January 1, 2021	$1,149,194	$197,703	$445,141	$-	$1,792,038
Charge for the period	34,206	3,620	5,062	-	42,888
Disposals	(2,755)	-	-	-	(2,755)
Balance March 31, 2021	$1,180,645	$201,323	$450,203	$-	$1,832,171

Net book value
Balance January 1, 2021	$891,223	$353,189	$338,855	$102,800	$1,686,067
Balance March 31, 2021	$889,218	$346,238	$375,402	$113,357	$1,724,215
(a)	Includes costs of $27.2 million (December 31, 2020 - $26.8 million) and accumulated depreciation of $9.4 million (December 31, 2020 - $8.2 million) related to mobile equipment and buildings under right-of-use assets.
(b)	Additions in the first quarter of 2021 primarily relate to new haul trucks at Kumtor and tailings storage facility construction at Mount Milligan.

8. Other assets and other liabilities

	March 31,	December 31,
	2021	2020
Other assets
Prepayments for property, plant and equipment	$12,391	$8,763
Long-term derivative assets (a)	9,987	8,339
Value-added tax receivable (b)	9,258	7,734
Restricted cash (c)	1,121	2,740
Other assets	2,285	2,442
Total other assets	$35,042	$30,018

Other liabilities
Long-term portion of lease obligations	$13,683	$14,340
Post-retirement benefits	4,122	4,060
Long-term derivative liabilities (a)	-	3,141
Total other liabilities	$17,805	$21,541
(a)	Relates to the diesel, foreign exchange and strategic copper hedge contracts entered into in the period (note 20).
(b)	Relates to the Öksüt Mine.
(c)	As at March 31, 2021, the remaining restricted cash relates to certain permits at the Öksüt Mine.

10

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

9. Accounts payable and accrued liabilities

	March 31,	December 31,
	2021	2020
Trade creditors and accruals	$175,581	$155,646
Amount due to Royal Gold (a)	59,165	48,874
Liability for share-based compensation	11,334	28,184
Total accounts payable and accrued liabilities	$246,080	$232,704
(a)	Royal Gold holds a streaming interest in the production at the Mount Milligan Mine. As a result, when a trade receivable is recorded in relation to a third-party customer gold and copper concentrate delivery, a corresponding liability to Royal Gold is recorded.

10. Provision for reclamation

The following table reconciles the beginning and ending carrying amounts of the Company’s reclamation provision. The settlement of the obligation is estimated to occur through to 2129.

Non-operating sites (a)
Balance December 31, 2020	$236,542
Changes in discount rate (b)	(14,646)
Accretion	904
Foreign exchange revaluation (b)	886
Balance March 31, 2021	$223,686

Operating sites (a)
Balance December 31, 2020	$115,702
Changes in discount rate	(1,164)
Accretion	108
Foreign exchange revaluation	419
Balance March 31, 2021	$115,065

Current portion of reclamation provision	1,095
Long-term portion of reclamation provision	337,656
Total provision for reclamation	$338,751
a)	Non-operating sites include Endako, Thompson Creek Mine, and Kemess. Operating sites include Kumtor, Mount Milligan, and Öksüt.
b)	Recovery of $10.9 million recorded in other operating expenses in the Statement of Earnings related to closed sites, Thompson Creek Mine and Endako (note 14). Recovery of $2.8 million related to Kemess is capitalized.

11

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

11. Revenue

Total revenue consists of the following:

	Three months ended March 31,
	2021	2020
Gold revenue	$293,782	$297,811
Copper revenue	61,870	32,962
Molybdenum revenue	39,547	43,272
By-product revenue (a)	6,654	4,746
Total revenue	$401,853	$378,791
(a)	Includes silver, rhenium and sulfuric acid sales.

The sales quantity and sales pricing adjustments of gold and copper are as follows:

	Three months ended March 31,
	2021	2020
Gold
Quantity adjustment	$1,886	$765
Provisional pricing adjustment (b)	(4,028)	2,968
Copper
Quantity adjustment	(135)	(225)
Provisional pricing adjustment (b)	7,999	(5,795)
Total quantity and price adjustment included in revenue	$5,722	$(2,287)
(b)	Includes the impact of gold and copper hedges on the Royal Gold deliverables.

12. Production costs

Three months ended March 31, 2021
	Gold	Copper	Molybdenum	Total
Direct mining and processing costs	$84,578	$24,914	$9,213	$118,705
Royalties, levies and taxes	5,213	2,282	221	7,716
Changes in inventories	12,705	3,881	(5,116)	11,470
Feed material purchases	-	-	31,827	31,827
Total production costs	$102,496	$31,077	$36,145	$169,718

12

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Three months ended March 31, 2020
	Gold	Copper	Molybdenum	Total
Direct mining and processing costs	$64,363	$23,799	$10,220	$98,382
Royalties, levies and taxes	1,609	1,142	225	2,976
Changes in inventories	21,664	3,071	7,293	32,028
Inventory impairment	-	-	7,488	7,488
Feed material purchases	-	-	28,506	28,506
Total production costs	$87,636	$28,012	$53,732	$169,380

13. Standby costs

In the first quarter of 2020, as a result of the temporary suspension of mining activities at the Kumtor Gold Mine following the Lysii waste rock dump accident that occurred in December 2019, the Company classified $3.2 million of production costs and $3.5 million of depreciation, depletion and amortization as standby costs. No standby costs were recognized in the first quarter of 2021.

14. Other operating expenses

	Three months ended March 31,
	2021	2020
Social development contributions (a)	$851	10,426
Selling and marketing (b)	3,301	2,878
Nature Development Fund contributions	925	925
Direct costs related to COVID-19 (c)	551	-
Other	220	70
Other operating expenses	$5,848	$14,299
(a)	The Company made a $9.0 million contribution to the Regional Development Fund in the first quarter of 2020 for regional development in the Kyrgyz Republic.
(b)	Primarily includes freight charges associated with the Mount Milligan mine and Langeloth processing facility.
(c)	Primarily includes incremental costs such as medical services and cleaning costs, incurred to mitigate the spread of COVID-19.

15. Income tax expense

The Company’s effective income tax rate of 10.6% (March 31, 2020 - 12.5%) is lower than the statutory Canadian income tax rate of 26.5% primarily due to earnings from the Kumtor mine in Kyrgyzstan being subject to a tax on gross revenue rather than an income tax, and income taxed on earnings from the Mount Milligan mine being reduced by previously unrecognized tax attributes. These reductions were partially offset by the impact of tax on earnings from the Öksüt mine.

13

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

16. Shareholders' equity

a.	Earnings per share

Basic and diluted earnings per share computation:

	Three months ended March 31,
	2021	2020
Net earnings	$167,427	$20,008
Adjustments to net earnings:
Dilutive impact of PSUs treated as equity-settled	(3,714)	(3,529)
Dilutive impact of RSUs treated as equity-settled	156	(152)
Net earnings for diluted earnings per share	163,869	16,327

Basic weighted average number of common shares	295,987	293,757
Dilutive impact of stock options	1,035	787
Dilutive impact related to the RSU plan	951	205
Diluted weighted average number of common shares	297,973	294,749

Basic earnings per share	$0.57	$0.07
Diluted earnings per share	$0.55	$0.06

For the three months ended March 31, 2021 and 2020, certain potentially anti-dilutive securities, including stock options were excluded from the calculation of diluted earnings per share due to the exercise prices being greater than the average market price of the Company’s common shares for the period.

Anti-dilutive securities, excluded from the calculation, are summarized below:

	Three months ended March 31,
(Thousands of units)	2021	2020
Stock options	951	1,371
b.	Dividends

Dividends are declared and paid in Canadian dollars. The details of the dividends declared for the period ended March 31, 2021 are as follows:

2021
Dividend declared	$11,767
Dividend per share (C$)	$0.05

On February 23, 2021, the Board approved a quarterly dividend of C$0.05 per share, payable on April 6, 2021 to shareholders of record on March 16, 2021.

14

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

17. Supplemental disclosure

Changes in working capital

	Three months ended March 31,
	2021	2020
Increase in amounts receivable	$(43,235)	$(16,321)
Decrease in product inventory	11,285	28,245
Increase in supplies inventory	(9,543)	(16,769)
Decrease in prepaid expenses	87	4,899
Increase (decrease) in trade creditors and accruals	586	(38,937)
Increase in revenue-based tax payable	9,933	16,645
Increase in other taxes payable	584	96
Changes in working capital	$(30,303)	$(22,142)

18. Commitments and contingencies

Commitments

a.	Contracts

As at March 31, 2021, the Company has entered into contracts to purchase capital equipment and operational supplies totalling $38 million (Kumtor - $33.2 million, Öksüt - $3.5 million, and Mount Milligan - $1.3 million).

b.	Molybdenum purchases

In the normal course of operations, the Company enters into agreements for the purchase of molybdenum. As of March 31, 2021, the Company had commitments to purchase approximately 7.3 million pounds of molybdenum as unroasted molybdenum concentrate primarily priced at the time of purchase at a set discount to the market price for roasted molybdenum concentrate.

Contingencies

a.	Kyrgyz Republic

Kumtor Mine

State Commission

In February 2021, a Kyrgyz Republic State Commission (the “State Commission”) was formed to review the effectiveness of the Kumtor Mine’s performance and to oversee the implementation of the recommendations of a previous Kyrgyz Parliamentary resolution which established a State Commission in July 2012. The Company and its wholly owned subsidiary, KGC, have received a significant number of detailed inquiries from the State Commission, as well as related inquiries from other state agencies and bodies, including Kyrgyzaltyn, and is continuing to respond to all such inquiries. The Company understands that the State Commission has completed its review and will issue a report shortly.

15

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

New and Proposed Legislation

External Management Legislation

As previously disclosed, the Company understands that a new law has been passed by the Kyrgyz Republic Parliament which would enable the Kyrgyz Republic Government to impose “external management” on companies in the Kyrgyz Republic operating under concession agreements. The sponsor of the law, Mr. Akylbek Japarov, publicly noted that the only project operating under a concession agreement in the Kyrgyz Republic is the Kumtor Mine.

Accordingly, the Company understands that this newly adopted law on external management would apply in circumstances where KGC violates certain Kyrgyz laws relating to safety and thereby creates an immediate threat to the life or health of people. In such circumstances, the law would (i) enable the Prime Minister of the Kyrgyz Republic to appoint an external manager to take control of all management activities of KGC, including its bank accounts, and (ii) prohibit the Company or KGC’s board of directors from directing the external managers (or else face criminal sanctions). Mr. A. Japarov, who proposed this new law, is also the Chairman of the Kyrgyz Republic State Commission referred to above.

Draft Legislation Undermining 2009 Restated Project Agreements

The Company also understands that two draft laws relating to Kumtor have been posted for public discussion on the Kyrgyz Republic Parliament’s website. Such draft laws appear to amend the 2009 Kyrgyz Republic Law which ratified the Agreement of New Terms for the Kumtor Project, the 2009 Restated Project Agreements and special fiscal and tax regime established therein for the Kumtor Project. The precise impact of the draft laws is unclear since there remain gaps in the drafting of the proposal; however, the drafts have the potential to fundamentally alter the legal foundation under which the Kumtor Mine has operated since 2009. Furthermore, the Company is aware of a draft decree of the Kyrgyz Republic Government which appears to be seek ownership over the Kumtor’s Mine’s tailings facilities.

Citizens Claims for Waste Rock Dumping on Glaciers

In March 2021, four Kyrgyz Republic private citizens commenced a civil claim against KGC seeking a determination that KGC’s past practice of placing waste rock on glaciers was illegal. In early May 2021, the Claimants amended their claim to demand over $3 billion in environmental damages to be paid to the Kyrgyz Republic. The Company notes that one of the claimants is the son of the current Director of the Kyrgyz Republic State Agency for Environment Protection and Forestry (“SAEPF”). The hearing on the merits of this citizen claim was commenced in early May 2021 and a decision was rendered by the Kyrgyz court on May 7, 2021, with a demand that KGC pay approximately $3.1 billion to the Kyrgyz Republic state. KGC is reviewing the court decision and plans to appeal this decision, while reserving its right to international arbitration. The Company notes that the Strategic Agreement resolved all outstanding environmental disputes between the Kyrgyz Republic Government and KGC relating to the Kumtor Project, including “damages for harm allegedly caused to the environment by storing production tails on glaciers”.

16

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Tax Claims

On March 18, 2021, Centerra disclosed certain tax claims received by its Kyrgyz Republic subsidiary KGC, from the Kyrgyz Republic State Tax Service (“STS”) for an aggregate of approximately $146 million (subsequently increased to approximately $352 million) and which cover a variety of tax years, as more fully described below. In some cases, these claims contradict previous decisions from the STS and the Kyrgyz courts and include significant penalties and / or sanctions that in some cases are more than half of the total amount claimed. The Company believes the claims are exaggerated and without merit and is challenging the claims in the Kyrgyz courts while reserving its rights to international arbitration.

The claims commenced by STS against KGC cover a variety of bases and years, including tax years which STS re-audited. In some cases, there are no monetary amounts attributed yet to the claim, but management estimates that the aggregate amount that could be claimed by STS on the bases set out below and the years being audited/re-audited is approximately $352 million (which includes amounts disclosed in the March 18, 2021 news release). Unless otherwise stated below, these claims have been brought by the STS and are not yet subject to any court proceedings. Where court proceedings are occurring, KGC has reserved its rights to international arbitration. The bases for the tax claims include the following:

(i)	Dividend Claims: Claims covering a variety of years related to withholding taxes on dividends paid by KGC to its direct parent company, Centerra. Management estimates that these claims are for an aggregate of approximately $147 million which includes approximately $55 million for penalties and sanctions. KGC has challenged the decision of the STS in relation to their request for withholding taxes for the tax year 2016-2017 before the Kyrgyz administrative courts;

(ii)	Social Fund Claims: Claims covering a variety of years in relation to alleged underpayments to the Kyrgyz Republic Social Fund. Management estimates that the aggregate amounts under these claims could be $21 million, which includes approximately $10 million in penalties. KGC received a statement of claim in relation to amounts allegedly owing for the years 2016-2017 and is disputing the claim;

(iii)	Employee Income Tax Claims: Claims covering a variety of years related to payroll deductions not withheld by KGC on certain premiums paid primarily to national employees. Management estimates that the aggregate amounts are of these claims are approximately $36 million, which includes approximately $9.5 million in penalties. STS has applied to a Kyrgyz appeal court in respect to the years 2016 and 2017, and to specifically overturn a lower court's 2018 decision in favour of KGC which ruled that certain premiums payable to Kumtor employees were not subject to income tax withholdings. In a single hearing, the Kyrgyz appeal court reinstated the appeal period, quashed the lower court ruling in favour of KGC, and ruled on the merits against KGC on all issues. While KGC has appealed the decision to the Supreme Court, it is possible that the State Tax Service may demand payment in respect of these amounts which the Company expects to be approximately $17 million (included in the $36 million noted above); and

17

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

(iv)	Annual Amounts under the Restated Investment Agreement: The Kyrgyz Republic is also claiming that KGC has not fulfilled its obligations under the Restated Investment Agreement regarding paying an annual amount equal to 4% of Kumtor’s gross proceeds, beginning from 2010. The Company disputes this claim and has referred the regulatory authorities to the full provision in the 2009 Restated Investment Agreement which sets out the calculation and the credits which are available to KGC in determining whether any annual amount is payable. Management estimates that the aggregate amount of this claim is approximately $148 million.

Centerra notes that the 2009 Restated Project Agreements which govern the Kumtor Mine contain a specific tax and fiscal regime applicable to the Kumtor Mine. That tax and fiscal regime provides, among other things, that no taxes are payable by KGC on intercompany transactions with Centerra, including dividends. The 2009 Restated Project Agreements were confirmed by the Kyrgyz Republic Government in the Kumtor Strategic Agreement signed on September 11, 2017, which was completed and reaffirmed in August 2019.

New Barskoon Claimants

In January 2021, the Kyrgyz Republic Supreme Court upheld a lower court ruling awarding damages and other costs to plaintiffs in the 1998 Barskoon truck accident case. An aggregate total of KGS 7,200,000 (or approximately $91,000) was awarded in damages. That decision is final and not subject to further appeal. KGC paid all plaintiffs the required amounts and the process was completed in early March 2021. Under a 1999 settlement agreement, the Kyrgyz Republic Government has agreed to indemnify KGC from any damages in connection with the Barskoon cyanide incident and, under the terms of the 2009 Restated Project Agreements, KGC may set off such amounts against future taxes payable to the Government.

On April 12, 2021, KGC received a new Statement of Claim initiated by 54 residents of Barskoon, Tosor, Kichi Zhargylchak and Chon Zhargylchak villages of Jety-Oguz District, seeking compensation in the amount of KGS 2 million (or approximately $24,000) for each plaintiff in relation to the Barskoon accident. KGC understands that the Kyrgyz court has returned the Statement of Claim and refused to accept the claim for further consideration.

18

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

New and Re-Opened Criminal Proceedings

The Company understands that the Kyrgyz Republic authorities have opened an investigation into KGC allegedly exporting antimony ores or concentrates from the Kyrgyz Republic, which the KGC denies. The Company also understands that such authorities have re-opened previously closed criminal investigations including those related to the Lysii waste dump incident in 2019 and the Petrov Lake incident in 2020. In this regard, KGC notes that the Kyrgyz commissions previously formed to review such incidents concluded that no crime had occurred in each case.

The Company believes that the actions of the Kyrgyz Republic authorities described above are a concerted effort to coerce Centerra to give up economic value or ownership of the Kumtor Mine or to falsely justify a nationalization of the Kumtor Mine. While the Company has benefited from a close and constructive dialogue with the Kyrgyz Republic authorities over many years and remains committed to trying to work with them to resolve any outstanding issues in accordance with the 2009 Restated Project Agreements applicable to the Kumtor Mine, it will not hesitate to use all legal avenues to protect its legal rights and interests and those of its shareholders and will pursue its claims in international arbitration proceedings.

In light of the above developments, the Company has formally notified the Kyrgyz Republic Government that, among other things, their actions or threatened actions, including new and proposed legislation, and the actions by the STS, violate or may violate terms of the 2009 Restated Investment Agreement and related project agreements applicable to the Kumtor Mine, and constitute “Disputes” under those agreements.

There can be no assurance that any of these matters can be resolved without a material impact on the Company. There remains the further risk that additional regulatory, tax, or civil claims will be commenced against the Company, and that additional legislation is introduced which may impact the Kumtor Mine’s operations. See “Caution Regarding Forward-Looking Information” and the section titled “Risks Factors” in our most recently completed Annual Information Form.

b.	Canada

Mount Milligan Mine

As previously disclosed, in the first quarter of 2020, the Company received a notice of civil claim from H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at Mount Milligan. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has correctly calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim, over what the Company has accrued, is not material.

19

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

19. Related party transactions

Kyrgyzaltyn

The breakdown of sales transactions and expenses with Kyrgyzaltyn JSC (“Kyrgyzaltyn”) are as follows:

	Three months ended March 31,
	2021	2020
Revenue
Gross gold and silver sales to Kyrgyzaltyn (a)	$176,559	$252,453
Deduct: refinery and financing charges	(941)	(1,701)
Net revenue received from Kyrgyzaltyn	$175,618	$250,752
Expenses
Contracting services provided by Kyrgyzaltyn (b)	$313	$135
Management fees payable to Kyrgyzaltyn	98	160
Expenses paid to Kyrgyzaltyn	$411	$295
(a)	As at March 31, 2021, there is $34.9 million (December 31, 2020 - $nil) receivable from Kyrgyzaltyn for gold sales.
(b)	As at March 31, 2021, there is $1.3 million (December 31, 2020 - $0.9 million) payable to Kyrgyzaltyn.

20. Financial instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, amounts receivable (including embedded derivatives), derivative instruments, long-term receivables, tax receivables, accounts payable and accrued liabilities (including amounts due to Royal Gold), debt, and revenue-based taxes payable.

a.	Derivative Instruments

The Company uses derivative instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, foreign exchange rates and diesel fuel prices.

20

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Hedges

The derivative instruments outstanding as at March 31, 2021 that are accounted for as hedges are summarized below:

		Average Strike Price			Total
Instrument	Unit	2021	2022	Type	Position (a)
Fuel hedge contracts
Brent Crude Oil zero-cost collars	Barrels	$41/$47	$44/$51	Fixed	178,440
Brent Crude Oil swap contracts	Barrels	$44	$51	Fixed	263,172
ULSD zero-cost collars	Barrels	$53/$59	$58/$64	Fixed	205,190
ULSD swap contracts	Barrels	$58	$64	Fixed	304,342
Foreign exchange contracts
USD/Cdn$ zero-cost collars	Cdn$	$1.33/$1.40	$1.32/$1.38	Fixed	315,800,000
USD/Cdn$ forward contracts	Cdn$	$1.35	$1.30	Fixed	201,000,000
Strategic copper contracts
Copper zero-cost collars	Pounds	N/A	$3.48/$4.71	Fixed	27,000,000
Copper forward contracts	Pounds	$3.38	N/A	Fixed	41,800,000
(a)	Total amounts expressed in the units identified.

Fuel Hedge Contracts

The Company applies hedge accounting to derivative instruments which hedge a portion of its estimated future diesel fuel purchases at its Kumtor and Mount Milligan operations to manage the risk associated with changes in diesel fuel prices to the cost of operations at the Kumtor and Mount Milligan mines. The fuel hedge contracts are expected to settle by the first quarter of 2023.

Foreign Exchange Contracts

The Company applies hedge accounting to the foreign exchange contracts it enters to hedge a portion of its future Canadian denominated expenditures. The foreign exchange contracts are expected to settle by the first quarter of 2023.

Strategic Copper Contracts

In the first quarter of 2021, the Company extended the copper hedge program by entering zero-cost option collars to hedge approximately 40% of Mount Milligan’s copper sales until the end of 2022. The new contracts are expected to settle by the end of 2022.

21

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The table below includes the effective portion of changes in the fair value of these derivatives recognized in OCI and the amounts reclassed to the Statement of Earnings.

	Three months ended March 31,
	2021	2020
Fair value movement on financial instruments	$6,351	$(7,466)
Reclassified to Statement of Earnings	(8,029)	159
Loss included in OCI	$(1,678)	$(7,307)

Non-Hedges

All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss, including the gold and copper forward contracts for gold ounces and copper pounds payable to Royal Gold (the “RGLD deliverables”). Changes in fair value of non-hedge derivatives at each reporting date are included in the Statement of Earnings as non-hedge derivative gains or losses, with the exception of spot and forward contracts associated with the RGLD deliverables, which are included in revenue.

RGLD Deliverables

The Company delivers physical gold and copper warrants to Royal Gold based on a percentage of the gold ounces and copper pounds included in each final sale of concentrate to third party customers, including off-takers and traders (“MTM Customers”) within two days of receiving a final payment. If the final payment from a MTM Customer is not received within five months of the provisional payment date, then the Company will deliver an estimated amount of gold ounces and copper warrants based on information that is available from the MTM Customer at that time.

The Company receives payment from MTM Customers in cash, thus requiring the purchase of physical gold and copper warrants in order to satisfy the obligation to pay Royal Gold. In order to hedge its gold and copper price risk that arises when physical purchase and concentrate sales pricing periods do not match, the Company has entered into certain forward gold and copper purchase and sales contracts pursuant to which it purchases gold and copper at an average price during a quotational period and sells gold and copper at a spot price. These contracts are treated as derivatives, not designated as hedging instruments. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices.

22

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The non-hedge derivative instruments outstanding as at March 31, 2021 are expected to settle in 2021, and are summarized as follows:

		Average		Total
Instrument	Unit	Strike Price	Type	Position (a)
RGLD deliverables
Gold forward contracts	Ounces	N/A	Float	23,963
Copper forward contracts	Pounds	N/A	Float	3,300,000
(a)	Total amounts expressed in the units identified.
b.	Provisionally-priced contracts

Certain gold-copper concentrate sales contracts provide for provisional pricing. Under these sales contracts, customers are obliged to pay 90% of the estimated total value within five to thirty days of the shipment date, with the remainder paid upon finalization of the assay results and commodity pricing. These sales contain an embedded derivative related to the provisional pricing mechanism and are marked to market at the end of each reporting period. As at March 31, 2021 the Company’s trade receivables with embedded derivatives had a fair value of $11.2 million (December 31, 2020 - $12.4 million), representing the mark to market on 22.8 million pounds of copper and 53,491 ounces of gold (December 31, 2020 - 13.8 million pounds of copper and 25,672 ounces of gold).

c.	Fair value measurement

Classification and the fair value measurement by the level of financial assets and liabilities in the Statements of Financial Position were as follows:

March 31, 2021
	Level 1	Level 2	Level 3	Total fair value
Financial assets
Provisionally-priced receivables	$-	$11,184	$-	$11,184
Derivative financial instruments	-	34,574	-	34,574
	$-	$45,758	$-	$45,758

Financial liabilities
Derivative financial instruments	$-	$22,419	$-	$22,419
Share-based compensation liability	11,334	-	-	11,334
	$11,334	$22,419	$-	$33,753

23

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

December 31, 2020
	Level 1	Level 2	Level 3	Total fair value
Financial assets
Provisionally-priced receivables	$-	$12,415	$-	12,415
Derivative financial instruments	-	28,497	-	28,497
	$-	$40,912	$-	$40,912

Financial liabilities
Derivative financial instruments	$-	$16,494	$-	$16,494
Share-based compensation liability	28,184	-	-	28,184
	$28,184	$16,494	$-	$44,678

21. Segmented information

In accordance with IFRS 8, Operating Segments, the Company’s operations are segmented into three mine sites and one business unit. For the remaining operating segments, development projects and Corporate have been grouped into the “other” category and are not reported on individually.

The three mine sites include the Kumtor Gold Mine, the Mount Milligan Mine and the Öksüt Mine. The business unit consists of the Molybdenum segment, which include the operations of the Langeloth processing facility and care and maintenance activities of the Endako and Thompson Creek mines. The Corporate and other segment includes the head office located in Toronto, the Greenstone Gold Property (sold in January 2021), the Kemess Project and other international exploration projects.

The following table reconciles segment operating profit to the consolidated operating profit in the Statements of Earnings:

24

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Three months ended March 31, 2021
(Millions of U.S. Dollars)	Kumtor	Öksüt	Mount Milligan	Molybdenum	Corporate and other	Total
Revenue	$175.7	$49.9	$135.5	$40.8	$-	$401.9
Cost of sales
Production costs	48.4	16.1	69.1	36.1	-	169.7
Depreciation	38.5	9.7	22.9	1.8	-	72.9
Standby costs	-	-	-	-	-	-
Earnings from mine operations	$88.8	$24.1	$43.5	$2.9	$-	$159.3
Revenue-based taxes	24.6	-	-	-	-	24.6
Exploration and development costs	5.9	0.3	0.9	-	2.2	9.3
Corporate administration	-	-	-	-	4.9	4.9
Care and maintenance	-	-	-	3.2	3.2	6.4
Reclamation recovery	-	-	-	(10.9)	-	(10.9)
Other operating expenses	2.2	-	2.9	0.8	-	5.9
Earnings (loss) from operations	$56.1	$23.8	$39.7	$9.8	$(10.3)	$119.1
Additions to property, plant and equipment	$65.3	$5.8	$12.8	$0.7	$0.1	$84.7

25

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Three months ended March 31, 2020
(Millions of U.S. Dollars)	Kumtor	Öksüt	Mount Milligan	Molybdenum	Corporate and other	Total
Revenue	$250.8	$-	$83.6	$44.4	$-	$378.8
Cost of sales
Production costs	53.4	-	62.3	53.7	-	169.4
Depreciation	53.6	-	18.0	1.4	-	73.0
Standby costs	6.8	-	-	-	-	6.8
Earnings (loss) from mine operations	$137.0	$-	$3.3	$(10.7)	$-	$129.6
Revenue-based taxes	35.1	-	-	-	-	35.1
Exploration and development costs	4.7	-	0.5	-	4.3	9.5
Corporate administration	-	-	-	-	3.4	3.4
Care and maintenance	-	-	-	3.2	3.6	6.8
Reclamation expense	-	-	-	26.4	-	26.4
Other operating expenses	11.4	-	2.1	0.9	-	14.4
Earnings (loss) from operations	$85.8	$-	$0.7	$(41.2)	$(11.3)	$34.0
Additions to property, plant and equipment	$52.9	$16.1	5.3	$0.9	$4.1	$79.3

26